

August 19, 2013

Via E-mail
Mr. Michael R. Dunn
Chief Executive Officer
FITT Highway Products, Inc.
P.O. Box 4709
Mission Viejo, CA 92690

> **Re: FITT Highway Products, Inc.**
> **Amendment No. 2 to Schedule 14C**
> **Filed August 9, 2013**
> **File No. 000-33519**

Dear Mr. Dunn:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We partially reissue comment 1 of our letter dated July 31, 2013. Please provide the disclosure required by Item 1 of Schedule 14C, which calls for disclosure based on what would be required if proxies were to be solicited to approve the merger.

2. Please provide a supplemental response letter discussing how you have addressed our comment and providing a written statement, signed by the company rather than counsel, acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Michael R. Dunn
FITT Highway Products, Inc.
August 19, 2013
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director